Exhibit 99.33

Investor Contact:	Media Contact:
Dan Burch/Bob Marese	Denise DesChenes/Kara Findlay
MacKenzie Partners, Inc.	Citigate Sard Verbinnen
(212) 929-5500	(212) 687-8080
HIGHLAND CAPITAL COMMENTS ON MOTIENT
ANNUAL MEETING OF STOCKHOLDERS
     DALLAS, TX, July 12, 2006 — Highland Capital Management, L.P. today announced that, at today’s Annual Meeting of Stockholders for Motient Corporation (PINK: MNCP), it appears that the slate of director nominees proposed by Highland did not receive sufficient votes for election to the Motient Board of Directors, based on its estimate of the vote at the meeting.
     Following the annual meeting, Niles K. Chura, Portfolio Manager at Highland and one of Highland’s eight nominees for the Motient Board of Directors, stated: “We are clearly disappointed, as we believe that our director nominees offered the best choice for the future of Motient and all of its stockholders. No matter the outcome, Highland remains dedicated to good corporate governance and to protecting the value of our investment in Motient. Going forward, we intend to review all our options. As we have said, we believe the value of Motient’s assets could be enhanced under the right Board and management, and our efforts during the last several months have been focused on finding a genuine solution to the fundamental problems at Motient in order to maximize stockholder return. Furthermore, we believe that the voting recommendations published by ISS and Glass, Lewis support our position.
     “We would like to thank our other nominees — Eugene E. Sekulow, Steven S. Turoff, David R. Van Valkenburg, John J. Ray, III, Charles Maynard, Jeffrey E. Ginsberg, and George A. Overstreet, Jr. — for their time, involvement, dedication and hard work throughout this process. We remain confident that each of these individuals would have made tremendous contributions to Motient and that the company would have benefited greatly from their experience, industry expertise and commitment to maximizing value for stockholders.”
About Highland Capital Management, L.P.
Based in Dallas, with offices in New York and London, Highland Capital Management, L.P. is an SEC-registered investment adviser specializing in credit and alternative investment investing. Highland Capital currently manages over $25 billion in leveraged loans, high yield bonds, structured products and other assets for banks, insurance companies, pension plans, foundations, and high net worth individuals.
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